Exhibit 99

Canal+ Litigation against NDS Terminated

    LONDON--(BUSINESS WIRE)--May 1, 2003--News Corporation and Telecom Italia yesterday completed the acquisition of Vivendi Universal's Telepiu satellite pay TV platform in Italy resulting in the creation of a combined Telepiu and Stream platform renamed Sky Italia. As part of the acquisition, all litigation between the parties, including Stream's litigation against Telepiu and Vivendi Universal subsidiary Canal+'s litigation against NDS, was terminated. Canal+ yesterday filed the stipulation for dismissal of the action with prejudice at the US District Court, Northern District of California.

    About NDS

    NDS Group plc (NASDAQ/NASDAQ Europe:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    Cautionary Statement Concerning Forward-Looking Statements

    The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS' filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

www.nds.com

    CONTACT: NDS Group plc
             Margot Field
             Tel:  +44 (0)208 476 8158
             Mobile:  +44 (0)788 191 8158
             Mfield@ndsuk.com